Exhibit 99.1

Volvo: Reduced Accident Risk with Volvo's Active Safety System

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 13, 2007--Since 2001, fatal accidents on the European road network have dropped by about 20 percent. The EU target is to halve this figure by 2010. One way of reducing risks in traffic is to integrate accident-preventive active safety systems into the vehicles themselves. Coinciding neatly with the EU's Road Safety Day on April 27, Volvo Trucks (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) is introducing two such systems, Lane Keeping Support and Adaptive Cruise Control.

"The fast pace of technological development these past few years has created entirely new opportunities when it comes to accident-preventive safety," says Claes Avedal, who heads the accident research at Volvo Trucks. "One good example is the implementation of the active stability-enhancing program, ESP, one of the most important advances in this area. With our new systems, we are taking yet another step in the right direction."

LKS keeps a watchful eye on the lane-marking lines Accidents involving trucks are often caused when a truck veers from its current lane for one reason or another. "The driver loses his concentration for a moment and that is when the risk is greatest of also losing control over the vehicle," explains Claes Avedal.

With the help of Lane Keeping Support (LKS) this type of accident can be considerably reduced. The system, which is activated at 60 km/h, continuously monitors the lane-marker lines and alerts the driver via an audible signal if the truck accidentally starts wandering from its current lane. At the same time as Volvo launches LKS, a new generation of Adaptive Cruise Control (ACC) is also being introduced, with greater braking force than before. The ACC system is an advanced type of cruise control that uses a radar unit linked to the engine and brakes to maintain a set safety gap behind the vehicle in front.

Volvo Trucks has a long tradition of pursuing the development of safety systems for heavy trucks. Over the years, the company has achieved a number of pioneering breakthroughs, such as the introduction of the safety cab, the fitting of seat belts as standard, the deformable steering wheel and much more.

April 13, 2007

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks
Marie Vassiliadis, +46 31 322 41 27
marie.vassiliadis@volvo.com